UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 18, 2020

Revance Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36297	77-0551645
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

7555 Gateway Boulevard, Newark, California, 94560

(Address of principal executive offices and zip code)

(510) 742-3400

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	RVNC	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement

Merger Agreement

On May 18, 2020, Revance Therapeutics, Inc., a Delaware corporation (“Revance”), Heart Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Revance (“Merger Sub”), Hint, Inc., a Delaware corporation (“HintMD”), and Fortis Advisors LLC, solely in its capacity as the representative, agent and attorney-in-fact of the securityholders of HintMD, entered into an Agreement and Plan of Merger (the “Merger Agreement”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by the HintMD’s stockholders, Merger Sub will merge with and into HintMD (the “Merger”) whereupon the separate corporate existence of Merger Sub shall cease and HintMD shall continue as the surviving corporation of the Merger as a wholly-owned subsidiary of Revance.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), the shares of capital stock of HintMD the (“HintMD Capital Stock”) that are issued and outstanding immediately prior to the Effective Time will be automatically cancelled and converted into the right to receive Revance common stock and Revance will assume all outstanding equity awards of HintMD other than unvested options held by former employees of HintMD. The total number of Revance shares to be issued or reserved for issuance will be eight million four hundred and fifty thousand (8,450,000) shares, subject to adjustment for cash, working capital, unpaid indebtedness, unpaid transaction expenses and the aggregate exercise prices of all HintMD options and warrants (the “Merger Shares”). Six hundred eighty three thousand and two hundred (683,200) of the Merger Shares (the “Escrow Shares”) will be held in an escrow fund for purposes of satisfying any post-closing purchase price adjustments and indemnification claims under the Merger Agreement.

The Merger Agreement contains customary representations and warranties of each of the parties as well as customary covenants, closing conditions and additional agreements, including with respect to the operation of the business of HintMD between signing and closing. The Merger Agreement includes indemnification provisions whereby the stockholders of HintMD will indemnify Revance for losses arising out of, among other things, inaccuracies in, or breaches of, the representations, warranties and covenants of HintMD, pre-closing taxes of HintMD and matters relating to claims by holders of former holders of HintMD capital stock, subject to certain caps, deductibles, and other limitations. To support such indemnification obligations, Revance and the other indemnified parties will be able to make claims against the Escrow Shares for a period of 24 months following the consummation of the Merger.

Additionally, following the completion of the Merger, it is expected that Aubrey Rankin, a director, founder, Chief Executive Officer and an equity holder of HintMD will join the Revance board of directors.

Revance and HintMD intend, for U.S. federal income tax purposes, that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986 and Treasury Regulations Sections 1.368-2(g) and 1.368-3, and the Merger Agreement was adopted as a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 and Treasury Regulations Sections 1.368-2(g) and 1.368-3.

Mark J. Foley, President, Chief Executive Officer and director of Revance is also a former director and a current equity holder of HintMD. The respective boards of directors of Revance and HintMD have approved the Merger Agreement, and the board of directors of HintMD has resolved to recommend that HintMD’s stockholders adopt the Merger Agreement.

Consummation of the Merger is subject to customary closing conditions, including, among other things, the absence of certain legal impediments, the effectiveness of a Registration Statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), and approval by HintMD’s stockholders.

The Merger Agreement contains customary termination rights for both Revance and HintMD and further provides that HintMD must pay Revance a termination fee of $7.5 million upon termination of the Merger Agreement under specified circumstances, including, if the board of directors of HintMD withdraws or modifies (in a manner adverse to Revance) its recommendation that HintMD’s stockholders approve the Merger, or adopts, approves, or recommends any alternative takeover transaction with a third party. In addition, HintMD has agreed to non-solicitation obligations related to alternative takeover transactions with third parties.

A copy of the Merger Agreement will be filed as an exhibit to the Registration Statement on Form S-4 to be filed by Revance in connection with the Merger.

Loan Agreement

Concurrent with the execution and delivery of the Merger Agreement, Revance and HintMD entered into a loan agreement (the “Loan Agreement”), pursuant to which Revance has agreed to advance to HintMD amounts to fund working capital prior to the closing of the Merger, which Revance expects to occur in the third quarter of 2020. An aggregate amount of up to $14,391,759 (the “Loan”) with the annual interest of 1.5% on the outstanding Loan principal amount would be available to HintMD on the following days and in the following amounts (each, an “Advance”):

July 10, 2020	$3,650,055
August 15, 2020	$4,016,841
October 15, 2020	$3,124,863
December 15, 2020	$3,600,000

The Loan will mature on September 6, 2026, provided that if HintMD’s senior indebtedness is prepaid or converted into shares of the Company’s capital stock prior to March 5, 2026, then the maturity date shall be the later of (i) one (1) year following the termination of the Merger Agreement, and (ii) the date the senior indebtedness is prepaid or converted in full. The Loan shall be forgiven if the Merger Agreement is terminated as a result of the willful and material breach by Revance, provided no change of control of HintMD has occurred prior to such date.

A copy of the Loan Agreement will be filed as an exhibit to the Registration Statement on Form S-4 to be filed by Revance in connection with the Merger.

Voting Agreements

Concurrent with the execution and delivery of the Merger Agreement, the executive officers, directors and certain stockholders of HintMD, and certain of their affiliates have entered into voting agreements with Revance (the “Voting Agreements”), pursuant to which such persons and entities have agreed to vote their respective shares of capital stock of HintMD for the approval and adoption of the Merger Agreement, the Merger and the other transactions contemplated thereby, against alternative proposals or certain other strategic transactions and against any action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or the transactions contemplated by the Merger Agreement.

The persons and entities signing the Voting Agreements currently beneficially own an aggregate of approximately 38% of the outstanding HintMD capital stock, on an as-converted to common stock basis. A copy of the form of Voting Agreement will be filed as an exhibit to the Registration Statement on Form S-4 to be filed by Revance in connection with the Merger.

Lock-Up Agreements

Concurrent with the execution and delivery of the Merger Agreement, HintMD’s current directors, member of management and certain stockholders of HintMD entered into lock-up agreements with Revance and HintMD, pursuant to which each stockholder will be subject to a lock-up on the sale or transfer of shares of Revance common stock held by each such stockholder at the closing of the Merger, including those shares received by HintMD stockholders in the Merger, to be released over the three-year period following the closing of the Merger (the “Lock-Up Agreements”).

A copy of the form of Lock-Up Agreement will be filed as an exhibit to the Registration Statement on Form S-4 to be filed by Revance in connection with the Merger.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information included in Item 1.01 of this Current Report on Form 8-K under subheading “Loan Agreement” is incorporated into this Item 2.03 of this Current Report on Form 8-K by reference.

Item 8.01.	Other Events

On May 19, 2020, Revance issued a press release announcing the execution of the Merger Agreement. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Additional Information and Where to Find It

Revance plans to file with the SEC, and the parties plan to furnish to the securityholders of HintMD and Revance, a Registration Statement on Form S-4, which will constitute a prospectus of Revance and will be included in an information statement of HintMD, in connection with the proposed Merger, whereupon the separate corporate existence of Merger Sub shall cease and HintMD shall continue as the surviving corporation of the Merger as a wholly-owned subsidiary of Revance. The prospectus/information statement described above will contain important information about Revance, HintMD, the proposed Merger and related matters. Investors are urged to read the prospectus/information statement carefully when it becomes available. Investors will be able to obtain free copies of these documents, and other documents filed with the SEC by Revance, through the website maintained by the SEC at www.sec.gov. In addition, investors will be able to obtain free copies of these documents from Revance by contacting Revance’s Investor Relations by telephone at (714)-325-3584, by email at jherbert@revance.com, or by going to the Revance Investor Relations web page at https://investors.revance.com/ and clicking on the link titled “Financials and Filings.”

Participants in the Solicitation

The respective directors and executive officers of Revance and HintMD may be deemed to be participants in the solicitation of written consents from the securityholders of HintMD in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the prospectus/information statement described above. Additional information regarding Revance’s directors and executive officers is included in Revance’s proxy statement for its Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2020. This document is available from Revance free of charge as described in the preceding paragraph.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus that meets the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking statements which include, but are not limited to, statements regarding expected timing, completion and effects of the proposed Merger. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Revance’s expectations and beliefs regarding these matters may not materialize. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, potential delays in consummating the Merger and the ability of Revance to timely and successfully achieve the anticipated benefits of the Merger. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the caption “Risk Factors” and elsewhere in Revance’s most recent filings with the SEC, including Revance’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 and any subsequent reports on Form 10-K, Form 10-Q or Form 8-K filed with the SEC from time to time and available at www.sec.gov. These documents can be accessed on the Revance Investor Relations page at https://investors.revance.com/ by clicking on the link titled “Financials and Filings.” The extent to which the COVID-19 pandemic impacts Revance’s and HintMD’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.

The forward-looking statements included in this communication are made only as of the date hereof. Revance assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit	Description

99.1	Press Release dated May 19, 2020.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 19, 2020	Revance Therapeutics, Inc.

	By:	/s/ Tobin C. Schilke
Tobin C. Schilke
Chief Financial Officer

Exhibit 99.1

Revance Announces Agreement to Acquire HintMD and its Proprietary Fintech Platform for Aesthetic Practices

- Provides access to a $500+ million market opportunity in U.S aesthetic practice payment services -

- Leverages planned commercial infrastructure across both premium facial injectables products and services platform -

- Unique, differentiated and integrated digital services platform transforms existing ecosystem, improving aesthetic practice economics and patient experience -

- All-stock transaction. Revance cash runway remains into 2023 -

- Conference call and webcast today at 8:30 a.m. ET -

NEWARK, Calif., May 19, 2020 - Revance Therapeutics, Inc. (Nasdaq: RVNC), a biotechnology company focused on innovative aesthetic and therapeutic offerings, including its next-generation neuromodulator product, DaxibotulinumtoxinA for Injection, today announced the signing of a definitive agreement to acquire Hint, Inc., a privately held company doing business under the name HintMD, which has created an integrated financial technology (fintech) platform for the aesthetics industry. The transaction is expected to close in the third quarter of 2020, subject to customary closing conditions, including receipt of approval of the requisite HintMD stockholders. Revance will hold a conference call and webcast today at 8.30 a.m. ET to discuss the acquisition and strategic rationale behind it.

HintMD, based in Pleasanton, Calif., has developed a proprietary fintech platform that includes:

•

Vertically Integrated Payments Platform – As both an authorized payment facilitator (PayFac) and payment processor, the HintMD platform can process a broad range of practice transactions. By doing so, the HintMD platform streamlines the patient checkout process and provides visibility into practice analytics and trends that are not available with traditional credit card processors or legacy systems that sit outside the normal work flow. Additionally, the HintMD platform enables secure, contactless patient checkout and seamless point-of-sale processing, particularly relevant in today’s COVID-19 environment.

•

Patient Subscriptions and Loyalty Programs – The HintMD platform enables personalized subscription treatment solutions with recurring billing programs and patient wallet technology to facilitate flexible payment options. Subscription programs have demonstrated improved patient treatment compliance and practice economics. The open nature of the HintMD platform allows practices to offer their own patient loyalty programs and integrate existing brand rewards plans, while also facilitating third-party transactions, thus lowering administration time, enabling easier access of rewards, and improving payment reconciliation.

More than 33,000 U.S. aesthetic practices generated greater than $56 billion in annual credit card processing volume in 2019. On average, credit card processors charge between 0.5% - 1% to complete a financial transaction depending on a variety of factors including the type of credit card, whether or not the card is physically present and other variables. In addition to credit card processing, the HintMD platform also has the ability to support patient subscriptions, loyalty programs and third-party services, each of which can potentially contribute additional service revenue. Combined, the HintMD platform would give Revance access to an existing $500+ million market, with potential market expansion opportunities.

“The strategic acquisition of HintMD would augment Revance’s strong aesthetics product portfolio with an innovative fintech platform to transform both the practice and patient experience and deliver real value,” said Mark Foley, President and Chief Executive Officer of Revance. “This transaction could grow our total U.S. aesthetics market opportunity to more than $2.6 billion, which we believe we can access through our planned commercial infrastructure. Marketing the HintMD platform, in combination with the RHA® Collection of dermal fillers and our investigational neuromodulator product, DaxibotulinumtoxinA for Injection, upon approval, would position us as a true industry innovator. We’re creating a compelling aesthetics franchise comprised of next-generation products and digital services designed to improve office efficiency and profitability, while also enhancing patient engagement and retention. In tandem, we’re also advancing our therapeutics pipeline, with two significant topline clinical trial results in the second half of the year. We look forward to completing this acquisition and offering both product and digital service innovation to customers.”

“We’re delighted that HintMD will be joining the Revance family upon completion of this acquisition,” said Aubrey Rankin, CEO and Co-Founder, HintMD. “We created the HintMD platform to provide a seamless, simple and smart payment solution that empowers modern dermatology and plastic surgery practices to improve office management, analytics and economics. We also aim to elevate the patient experience, providing aesthetic practices with unique subscription and loyalty programs that increase patient engagement, treatment compliance, and satisfaction. Our team’s mission has always been to focus on delivering a win-win solution to our physician customers and their patients, which is core to the DNA of the Revance team. We look forward to working together with Revance, and their impressive portfolio of premium injectables, to create a highly synergistic and competitive offering for aesthetic practices.”

Strategic Rationale

•	Leverages planned commercial infrastructure to address the specific needs of aesthetic practices.

•

Adds an experienced management and fintech engineering team that will expand the company’s digital capabilities, enable advanced understanding of customer behavior and allow Revance to address the need for custom practice and consumer loyalty programs within an integrated platform.

•	Creates near-term value with incremental recurring revenue from a technology-based service business.

•	Aligns with Revance’s vision to build a prestige aesthetics franchise offering that transforms patient and practice experiences.

Terms

•	Revance has agreed to pay HintMD’s shareholders a total of 8.54 million shares of Revance common stock, subject to customary adjustments provided in the acquisition agreement.

Updated 2020 Financial Outlook

In conjunction with the HintMD acquisition, the company is not providing U.S. generally accepted accounting principles (“GAAP”) guidance until acquisition accounting is complete. Revance expects its financial guidance for 2020 non-GAAP operating expense, which includes integration costs but excludes depreciation and stock-based compensation costs, to remain between $220 to $230 million. With the acquisition and the company’s current cash and equivalents, management projects that the company still has sufficient resources to fund operations into 2023.

Conference Call

Individuals interested in listening to the conference call may do so by dialing (855) 453-3827 for domestic callers, or (484) 756-4301 for international callers and reference conference ID: 1260308; or from the webcast link in the investor relations section of the company’s website at: www.revance.com. A replay of the call will be available beginning May 19, 2020 at 8:30 a.m. PT/11:30 a.m. ET to May 20, 2020 at 8:30 a.m. PT/11:30 a.m. ET. To access the replay, dial (855) 859-2056 or (404) 537-3406 and reference conference ID: 1260308. The webcast will be available in the investor relations section on the company’s website for 30 days following the completion of the call.

About Hint MD

Founded in 2014, Hint, Inc. is a private technology platform business working to revolutionize the aesthetic experience for physicians and patients. In addition to offering customized smart point-of-sale payment systems, the company partners with board certified physicians to offer personalized treatment plan subscription solutions, loyalty programs and integrated partners to drive patient engagement, compliance and improved clinical outcomes. HintMD is based in Pleasanton, California, supporting the needs of the U.S. medical aesthetic industry consisting of more than 33,000 physician-owned practices.

About Revance Therapeutics, Inc.

Revance Therapeutics, Inc. is a biotechnology company focused on innovative aesthetic and therapeutic offerings, including its next-generation neuromodulator product, DaxibotulinumtoxinA for Injection. DaxibotulinumtoxinA for Injection combines a proprietary stabilizing peptide excipient with a highly purified botulinum toxin that does not contain human or animal-based components. Revance has successfully completed a Phase 3 program for DaxibotulinumtoxinA for Injection in glabellar (frown) lines and is pursuing U.S. regulatory approval in 2020. Revance is also evaluating DaxibotulinumtoxinA for Injection in the full upper face, including glabellar lines, forehead lines and crow’s feet, as well as in three therapeutic indications - cervical dystonia, adult upper limb spasticity and plantar fasciitis. Beyond DaxibotulinumtoxinA for Injection, Revance gained exclusive rights to commercialize TEOXANE SA’s Resilient Hyaluronic Acid® (RHA®) line of fillers in the U.S., the first and only range of FDA-approved dermal fillers for correction of dynamic facial wrinkles and folds. Revance has also begun development of a biosimilar to BOTOX®, which would compete in the existing short-acting neuromodulator marketplace. Revance is dedicated to making a difference by transforming patient experiences. For more information or to join our team visit us at www.revance.com.

“Revance Therapeutics” and the Revance logo are registered trademarks of Revance Therapeutics, Inc.

Resilient Hyaluronic Acid® and RHA® are trademarks of TEOXANE SA.

BOTOX® is a registered trademark of Allergan, Inc.

Additional Information and Where to Find It

Revance plans to file with the SEC, and the parties plan to furnish to the investors of HintMD, a Registration Statement on Form S-4, which will constitute a prospectus of Revance and will include an information statement of HintMD, in connection with the proposed transaction. The prospectus/information statement described above will contain important information about Revance, HintMD, the proposed transaction and related matters. Investors are urged to read the prospectus/information statement carefully when it becomes available. Investors be able to obtain free copies of these documents, and other documents filed with the SEC, by Revance through the website maintained by the SEC at www.sec.gov. In addition, investors will be able to obtain free copies of these documents from Revance by going to the Revance Investor Relations web page at https://investors.revance.com/ and clicking on the link titled “Financials and Filings” or by contacting Revance’s Investor Relations group at the following:

Revance Therapeutics, Inc.:

Jeanie Herbert, 714-325-3584

jherbert@revance.com

or

Gilmartin Group, LLC.:

Laurence Watts, 619-916-7620

laurence@gilmartinir.com

Participants in the Solicitation

The respective directors and executive officers of Revance and HintMD may be deemed to be participants in the solicitation of written consents from the securityholders of HintMD in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the prospectus/information statement described above. Additional information regarding Revance’s directors and executive officers is included in Revance’s proxy statement for its Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2020. This document is available from Revance free of charge as described in the preceding paragraph.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release contains forward-looking statements which include, but are not limited to, statements regarding expected timing, completion and effects of the proposed transaction, the related benefits of the HintMD platform and related technologies to Revance and the combined business, and the updated 2020 financial outlook and cash runway. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Revance’s expectations and beliefs regarding these matters may not materialize. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed transaction, satisfaction of closing conditions precedent to the consummation of the proposed transaction, potential delays in consummating the transaction and the ability of Revance to timely and successfully achieve the anticipated benefits of the transaction. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the caption “Risk Factors” and elsewhere in Revance’s most recent filings with the SEC, including Revance’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 and any subsequent reports on Form 10-K, Form 10-Q or Form 8-K filed with the SEC from time to time and available at www.sec.gov. These documents can be accessed on the Revance Investor Relations page at https://investors.revance.com/ by clicking on the link titled “Financials and Filings.” The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Revance’s and HintMD’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.

The forward-looking statements included in this communication are made only as of the date hereof. Revance assumes no obligation and does not intend to update these forward-looking statements, except as required by law.